Exhibit 99.1

Sphere 3D Provides RHBV Acquisition Update

Toronto, Canada - January 19, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company") announced the following update of its previously announced agreement to purchase Rainmaker Holland BV ("RHBV").

The Company and RHBV are in the process of satisfying the customary closing conditions pursuant to the Definitive Share Purchase Agreement (the "Agreement"). These conditions include satisfying the corporate legal requirements for the transfer of the RHBV shares under the laws of The Netherlands and obtaining NASDAQ and other approvals as applicable. Closing will be completed following satisfaction of these conditions.

The Agreement provides for 100% ownership of RHBV, which owns all of the Rainmaker Worldwide Inc. (OTC: RAKR) intellectual property including its Air-to-Water and Water-to-Water technologies. In addition, the Company will acquire current customer contracts and joint venture arrangements in various countries and water distribution partnerships in others. Full details can be found in the Company's press release from January 4th, 2021 or its filings on SEDAR and EDGAR.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information on Sphere 3D please visit www.sphere3d.com . The acquisition of Rainmaker Holland will add a leader in technology for the production of clean, affordable water.  With an innovation and manufacturing center in Rotterdam, Netherlands, RHBV's patented water technology provides economical drinking water at scale wherever it's needed.  For more information about Rainmaker, visit www.rainmakerww.com. For more information about the Agreement please see the FAQ located here: https://rainmakerww.com/rainmaker-investor-faqs/

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, inability to close the Rainmaker RHBV transaction, inability to obtain additional debt or equity financing; any increase in cash needs; Sphere 3D's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of products; the level of success of collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contacts

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com